Consolidated Financial Statements of

CGI GROUP INC.

For the years ended September 30, 2008 and 2007

Management's and Auditors' reports

MANAGEMENT'S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of CGI Group Inc. ("the Company") is responsible for the preparation and integrity of the consolidated financial statements and the Management's Discussion and Analysis ("MD&A"). The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and necessarily include some amounts that are based on management's best estimates and judgment. Financial and operating data elsewhere in the MD&A are consistent with that contained in the accompanying consolidated financial statements.

To fulfill its responsibility, management has developed, and continues to maintain, systems of internal controls reinforced by the Company's standards of conduct and ethics, as set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The Company's internal control over financial reporting and consolidated financial statements are subject to audit by the independent auditors, Deloitte & Touche LLP, whose report follows. They were appointed as independent auditors, by a vote of the Company's shareholders, to conduct an integrated audit of the Company's consolidated financial statements and of the Company's internal control over financial reporting. In addition, the Management Committee of the Company reviews the disclosure of corporate information and oversees the functioning of the Company's disclosure controls and procedures.

Members of the Audit and Risk Management Committee of the Board of Directors, all of whom are independent of the Company, meet regularly with the independent auditors and with management to discuss internal controls in the financial reporting process, auditing matters and financial reporting issues and formulates the appropriate recommendations to the Board of Directors. The independent auditors have unrestricted access to the Audit and Risk Management Committee. The financial statements and MD&A have been reviewed and approved by the Board of Directors.

(signed)

Michael E. Roach
PRESIDENT AND CHIEF EXECUTIVE OFFICER

(signed)

R. David Anderson
EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER

NOVEMBER 9, 2008

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in Canada.

The Company's internal control over financial reporting includes policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in Canada, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and,
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

All internal control systems have inherent limitations; therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There was one exclusion from our assessment. Our interest in a joint venture was excluded from our assessment as we do not have the ability to dictate or modify the joint venture's internal control over financial reporting, and we do not have the practical ability to assess those controls. Our interest in the joint venture represents 1.1% of our consolidated total assets and 2.4% of our consolidated revenue as at and for the year ended September 30, 2008. We have assessed the Company's internal controls over the inclusion of our share of the joint venture and its results for the year in our consolidated financial statements.

As of the end of the Company's 2008 fiscal year, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined the Company's internal control over financial reporting as at September 30, 2008 was effective.

The effectiveness of the Company's internal control over financial reporting as at September 30, 2008 has been audited by the Company's independent auditors, as stated in their report appearing on page 4.

(signed)   (signed)

Michael E. Roach   **R. David Anderson**
PRESIDENT AND CHIEF EXECUTIVE OFFICER   EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER

NOVEMBER 9, 2008

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited the internal control over financial reporting of CGI Group Inc. and subsidiaries ("the Company") as of September 30, 2008, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control over Financial Reporting, management excluded from their assessment the internal control over financial reporting concerning one investment. Management excluded from its assessment the internal control over financial reporting of its interest in a joint venture because the Company does not have the ability to dictate or modify the controls at this entity and does not have the ability to assess, in practice, the controls at the entity. Their interest in the joint venture constitutes 1.1 % of total assets and 2.4% of revenues of the consolidated financial statements of the Company as of and for the year ended September 30, 2008. Accordingly, our audit did not include the internal control over financial reporting of that investment. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2008, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as at and for the year ended September 30, 2008, and our report dated November 9, 2008 expressed an unqualified opinion on those financial statements and included a separate report titled Comments By Independent Registered Chartered Accountants for U.S. Readers on Canada-U.S. Reporting Differences.

(signed)
Deloitte & Touche LLP
INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

MONTRÉAL, QUÉBEC
NOVEMBER 9, 2008

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited the accompanying consolidated balance sheets of CGI Group Inc. and subsidiaries (the "Company") as at September 30, 2008 and 2007 and the related consolidated statements of earnings, comprehensive income, retained earnings and cash flows for each of the three years in the period ended September 30, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of CGI Group Inc. and subsidiaries as at September 30, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2008, in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 30, 2008, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report, dated November 9, 2008, expressed an unqualified opinion on the Company's internal control over financial reporting.

(signed)
Deloitte & Touche LLP
INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

MONTRÉAL, QUÉBEC
NOVEMBER 9, 2008

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the changes described in Note 2 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders of the consolidated financial statements of CGI Group Inc. dated November 9, 2008, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

(signed)
Deloitte & Touche LLP
INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

MONTRÉAL, QUÉBEC
NOVEMBER 9, 2008

Consolidated Statements of Earnings

Years ended September 30 (in thousands of Canadian dollars, except share data)	**2008**	2007	2006
	$	$	$
REVENUE	**3,705,863**	3,633,945	3,393,382
Operating expenses			
Costs of services, selling and administrative (Note 18)	**3,111,965**	3,053,739	2,919,007
Amortization (Note 14)	**163,944**	175,029	168,381
Restructuring costs related to specific items (Note 16)	**–**	23,010	67,266
Interest on long-term debt	**27,284**	41,818	43,291
Other income	**(5,570)**	(9,336)	(7,588)
Interest and other expenses	**3,341**	283	491
Gain on sale of assets	**–**	(700)	(10,475)
	3,300,964	3,283,843	3,180,373
Earnings from continuing operations before income taxes and non-controlling interest	**404,899**	350,102	213,009
Income taxes (Note 17)	**106,133**	115,192	69,239
Non-controlling interest, net of income taxes	**868**	251	–
Earnings from continuing operations	**297,898**	234,659	143,770
(Loss) earnings from discontinued operations, net of income taxes (Note 20)	**(5,134)**	1,743	2,763
NET EARNINGS	**292,764**	236,402	146,533
BASIC EARNINGS (LOSS) PER SHARE			
Continuing operations (Note 13)	**0.94**	0.71	0.39
Discontinued operations	**(0.02)**	0.01	0.01
	0.92	0.72	0.40
DILUTED EARNINGS (LOSS) PER SHARE			
Continuing operations (Note 13)	**0.92**	0.70	0.39
Discontinued operations	**(0.02)**	0.01	0.01
	0.90	0.71	0.40

See Notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years ended September 30 (in thousands of Canadian dollars)	2008	2007	2006
	$	$	$
NET EARNINGS	292,764	236,402	146,533
Net unrealized gains (losses) on translating financial statements of self-sustaining foreign operations	67,561	(118,785)	(47,857)
Net unrealized (losses) gains on translating long-term debt designated as a hedge of net investment in self-sustaining foreign operations	(538)	22,848	8,794
Net unrealized losses on cash flow hedges	(1,200)	–	–
Other comprehensive income (loss) before income taxes	65,823	(95,937)	(39,063)
Income tax expense (recovery) on other comprehensive income (loss)	1,174	913	(623)
Other comprehensive income (loss) (Note 15)	64,649	(96,850)	(38,440)
COMPREHENSIVE INCOME	357,413	139,552	108,093

See Notes to the consolidated financial statements.

Consolidated Statements of Retained Earnings

Years ended September 30 (in thousands of Canadian dollars)	2008	2007	2006
	$	$	$
BALANCE, BEGINNING OF YEAR	752,847	587,201	895,267
Net earnings	292,764	236,402	146,533
Share repurchase costs (Note 11)	–	–	(6,760)
Excess of purchase price over carrying value of Class A subordinate shares acquired (Note 11)	(121,890)	(70,756)	(447,839)
BALANCE, END OF YEAR	923,721	752,847	587,201

See Notes to the consolidated financial statements.

Consolidated Balance Sheets

As at September 30 (in thousands of Canadian dollars)	2008	2007
	$	$
ASSETS		
Current assets		
Cash and cash equivalents (Note 3)	50,134	88,879
Accounts receivable (Note 4)	487,563	466,042
Work in progress	228,510	176,417
Prepaid expenses and other current assets	82,992	67,625
Income taxes	4,189	4,849
Future income taxes (Note 17)	34,031	30,434
Assets held for sale (Note 20)	1,398	53,631
	888,817	887,877
Capital assets (Note 5)	178,435	142,405
Contract costs (Note 6)	166,911	192,722
Finite-life intangibles and other long-term assets (Note 7)	422,078	445,824
Future income taxes (Note 17)	7,747	4,673
Goodwill (Note 8)	1,689,362	1,646,929
Total assets before funds held for clients	3,353,350	3,320,430
Funds held for clients	330,623	155,378
	3,683,973	3,475,808
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	339,765	331,123
Accrued compensation	127,151	130,830
Deferred revenue	133,688	150,211
Income taxes	79,260	108,272
Future income taxes (Note 17)	25,529	21,825
Current portion of long-term debt (Note 10)	100,917	9,815
Liabilities held for sale (Note 20)	657	12,095
	806,967	764,171
Future income taxes (Note 17)	184,686	202,718
Long-term debt (Note 10)	290,174	463,376
Other long-term liabilities (Note 9)	72,181	71,897
Total liabilities before clients' funds obligations	1,354,008	1,502,162
Clients' funds obligations	330,623	155,378
	1,684,631	1,657,540
Commitments, contingencies and guarantees (Note 26)		
SHAREHOLDERS' EQUITY		
Retained earnings	923,721	752,847
Accumulated other comprehensive loss (Note 15)	(321,424)	(386,073)
	602,297	366,774
Capital stock (Note 11)	1,319,672	1,369,029
Contributed surplus (Note 12 b)	77,373	82,465
	1,999,342	1,818,268
	3,683,973	3,475,808

See Notes to the consolidated financial statements.

Approved by the Board

	(signed)	(signed)
	DIRECTOR	DIRECTOR
	Michael E. Roach	Serge Godin

Consolidated Statements of Cash Flows

Years ended September 30 (in thousands of Canadian dollars)	**2008**	2007	2006
	$	$	$
OPERATING ACTIVITIES			
Earnings from continuing operations	**297,898**	234,659	143,770
Adjustments for:			
Amortization (Note 14)	**186,892**	198,335	197,375
Non-cash portion of restructuring costs related to specific items	**–**	–	1,311
Deferred credits	**–**	–	(781)
Future income taxes (Note 17)	**(22,839)**	10,054	(34,225)
Foreign exchange loss	**1,846**	3,833	1,412
Stock-based compensation (Note 12 a)	**5,131**	13,933	12,895
Gain on sale of assets	**–**	(700)	(10,475)
Non-controlling interest, net of income tax	**868**	251	–
Net change in non-cash working capital items (Note 22 a)	**(113,886)**	84,250	(8,578)
Cash provided by continuing operating activities	**355,910**	544,615	302,704
INVESTING ACTIVITIES			
Business acquisitions (net of cash acquired) (Note 19)	**–**	(17,298)	(25,620)
Proceeds from sale of assets and businesses (net of cash disposed)			
(Notes 19 and 20)	**29,238**	–	30,114
Purchase of capital assets	**(60,983)**	(50,967)	(40,696)
Proceeds from disposal of capital assets	**–**	1,371	562
Payment of contract costs	**(13,138)**	(24,189)	(33,990)
Reimbursement of contract costs upon termination of a contract	**–**	2,143	–
Additions to finite-life intangibles and other long-term assets	**(48,044)**	(66,306)	(72,281)
Decrease in other long-term assets	**3,019**	908	2,677
Cash used in continuing investing activities	**(89,908)**	(154,338)	(139,234)
FINANCING ACTIVITIES			
Use of credit facilities	**90,305**	30,113	746,170
Repayment of credit facilities	**(196,533)**	(353,643)	(158,944)
Repayment of long-term debt	**(14,064)**	(7,466)	(13,124)
Repurchase of Class A subordinate shares (Note 11)	**(216,208)**	(128,541)	(926,145)
Issuance of shares (net of share issue costs) (Note 11)	**32,423**	42,744	57,963
Cash used in continuing financing activities	**(304,077)**	(416,793)	(294,080)
Effect of foreign exchange rate changes on cash and cash equivalents from			
continuing operations	**398**	(3,962)	(352)
Net decrease in cash and cash equivalents from continuing operations	**(37,677)**	(30,478)	(130,962)
Net cash and cash equivalents (used in) provided by discontinued operations			
(Note 20)	**(1,068)**	3,628	6,232
Cash and cash equivalents, beginning of year	**88,879**	115,729	240,459
CASH AND CASH EQUIVALENTS, END OF YEAR (Note 3)	**50,134**	88,879	115,729

Supplementary cash flow information (Note 22)
See Notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

1. Description of business

CGI Group Inc. (the "Company"), directly or through its subsidiaries, manages information technology services ("IT services"), including outsourcing, systems integration and consulting, software licenses and maintenance, as well as business process services ("BPS") to help clients cost effectively realize their strategies and create added value.

2. Summary of significant accounting policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain material respects from U.S. GAAP. A reconciliation between Canadian and U.S. GAAP can be found in Note 29.
Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2008, including the impact of the restatement for discontinued operations (Note 20) and the change in segmentation (Note 8).

CHANGES IN ACCOUNTING POLICIES
The Canadian Institute of Chartered Accountants ("CICA") issued the following new Handbook sections, which were effective for interim periods beginning on or after October 1, 2007:

a) Section 3862, "Financial Instruments – Disclosures", describes the required disclosure for the assessment of the significance of financial instruments for an entity's financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. This Section and Section 3863, "Financial Instruments – Presentation" replaced Section 3861, "Financial Instruments – Disclosure and Presentation".

b) Section 3863, "Financial Instruments – Presentation", establishes standards for presentation of financial instruments and non-financial derivatives.

c) Section 1535, "Capital Disclosures", establishes standards for disclosing information about an entity's capital and how it is managed. It describes the disclosure requirements of the entity's objectives, policies and processes for managing capital, the quantitative data relating to what the entity regards as capital, whether the entity has complied with capital requirements, and, if it has not complied, the consequences of such non-compliance.

The additional disclosures required as a result of the adoption of these standards are included in the notes to the consolidated financial statements (Note 27 and Note 28).

USE OF ESTIMATES
The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and shareholders' equity and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Significant estimates include, but are not limited to, goodwill, income taxes, contingencies and other liabilities, accrued integration charges, revenue recognition, stock based compensation, investment tax credits and government assistance and the impairment of long-lived assets.

BASIS OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated. The Company accounts for its jointly-controlled investment using the proportionate consolidation method.

Notes to the Consolidated Financial Statements
Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

2. Summary of significant accounting policies (continued)

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE

The Company generates revenue principally through the provision of IT services and BPS.

The IT services include a full range of information technology services, namely: i) outsourcing ii) systems integration and consulting iii) software licenses and iv) provision of maintenance. BPS provides business processing for the financial services sector, as well as other services such as payroll and document management services.

The Company provides services and products under arrangements that contain various pricing mechanisms. The Company recognizes revenue when persuasive evidence of an arrangement exists, services or products have been provided to the client, the fee is fixed or determinable, and collectibility is reasonably assured.

The Company's arrangements often include a mix of the services listed below. If an arrangement involves the provision of multiple elements, the total arrangement value is allocated to each element as a separate unit of accounting if: 1) the delivered item has value to the client on a stand-alone basis; 2) there is objective and reliable evidence of the fair value of the undelivered item; and 3) in an arrangement that includes a general right of return relative to the delivered item, the delivery or performance of the undelivered item is considered probable and substantially in the control of the Company. If these criteria are met, then the total consideration of the arrangement is allocated among the separate units of accounting based on their relative fair values. Fair value is established based on the internal or external evidence of the amount charged for each revenue element. However, some software license arrangements are subject to specific policies as described below in "Software license arrangements".

In situations where there is fair value for all undelivered elements, but not for the delivered elements, the residual method is used to allocate the arrangement consideration. Under the residual method, the amount of revenue allocated to the delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements.

For all types of arrangements, the appropriate revenue recognition method is applied for each unit of accounting, as described below, based on the nature of the arrangement and the services included in each unit of accounting. All deliverables that do not meet the separation criteria are combined into one unit of accounting and the most appropriate revenue recognition method is applied.

Some of the Company's arrangements may include client acceptance clauses. Each clause is analyzed to determine whether the earnings process is complete when the service is performed. If uncertainty exists about client acceptance, revenue is not recognized until acceptance occurs. Formal client sign-off is not always necessary to recognize revenue provided that the Company objectively demonstrates that the criteria specified in the acceptance provisions are satisfied. Some of the criteria reviewed include the historical experience with similar types of arrangements, whether the acceptance provisions are specific to the client or are included in all arrangements, the length of the acceptance term and the historical experience with the specific client.

Provisions for estimated contract losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract.

OUTSOURCING AND BPS ARRANGEMENTS

Revenue from outsourcing and BPS arrangements under time and materials and unit-priced arrangements are recognized as the services are provided at the contractually stated price. If the contractual per-unit prices within a unit-priced contract change during the term of the arrangement, the Company evaluates whether it is more appropriate to record revenue based on the average per-unit price during the term of the contract or based on the actual amounts billed.

Revenue from outsourcing and BPS arrangements under fixed-fee arrangements is recognized on a straight-line basis over the term of the arrangement, regardless of the amounts billed, unless there is a better measure of performance or delivery.

SYSTEMS INTEGRATION AND CONSULTING SERVICES

Revenue from systems integration and consulting services under time and material arrangements is recognized as the services are rendered, and revenue under cost-based arrangements is recognized as reimbursable costs are incurred.

Revenue from systems integration and consulting services under fixed-fee arrangements and software licenses arrangements where the implementation services are essential to the functionality of the software or where the software requires significant customization are recognized using the percentage-of-completion method over the implementation period. The Company uses the labour costs or labour hours incurred to date to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or hours. Revisions to estimates are reflected in the statement of earnings in the period in which the facts that gave rise to the revision became known.

Notes to the Consolidated Financial Statements

Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

2. Summary of significant accounting policies (continued)

SYSTEMS INTEGRATION AND CONSULTING SERVICES (CONTINUED)

Revenue from systems integration and consulting services under benefits-funded arrangements is recognized only to the extent it can be predicted, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the value on which revenue recognition is based.

SOFTWARE LICENSE ARRANGEMENTS

Most of the Company's software license arrangements are accounted for as described above in "Systems integration and consulting services". In addition, the Company has software license arrangements that do not include implementation services that are essential to the functionality of the software or software that requires significant customization, but that may involve the provision of multiple elements such as integration and post-contract customer support. For these types of arrangements, revenue from software licenses is recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific objective evidence ("VSOE") of fair value of an arrangement exists to allocate the total fee to the different elements of an arrangement based on their relative VSOE of fair value. The residual method, as defined above, using VSOE of fair value can be used to allocate the arrangement consideration. VSOE of fair value is established through internal evidence of prices charged for each revenue element when that element is sold separately. Revenue from maintenance services for licenses sold and implemented is recognized ratably over the term of the contract.

WORK IN PROGRESS AND DEFERRED REVENUE

Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the delivery of products or performances of services are classified as deferred revenue.

REIMBURSEMENTS

Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third party costs, such as the cost of hardware and software re-sales, are included in revenue, and the corresponding expense is included in costs of services when the Company has assessed that the costs meet the criteria for gross revenue recognition.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of unrestricted cash and short-term investments having an initial maturity of three months or less.

CAPITAL ASSETS

Capital assets are recorded at cost and are amortized over the following estimated useful lives of the assets, using the straight-line method:

Buildings	10 to 40 years
Leasehold improvements	Lesser of the useful life or lease term plus first renewal option
Furniture and fixtures	3 to 10 years
Computer equipment	3 to 5 years

FUNDS HELD FOR CLIENTS AND CLIENTS' FUNDS OBLIGATIONS

In connection with the Company's payroll, tax filing and claims services, the Company collects funds for payment of payroll, taxes and claims, temporarily holds such funds until payment is due, remits the funds to the clients' employees, appropriate tax authorities or claim holders, files federal and local tax returns, and handles related regulatory correspondence and amendments. The Company presents the funds held for clients and related obligations separately.

CONTRACT COSTS

Contract costs are mainly incurred when acquiring or implementing long-term IT services and BPS contracts. These assets are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs are comprised primarily of incentives and transition costs.

Occasionally, incentives are granted to clients upon signing of outsourcing contracts. These incentives can be granted either in the form of cash payments, issuance of equity instruments or discounts awarded principally over a transition period, as negotiated in the contract. In the case of equity instruments, cost is measured at the estimated fair value at the time they are issued. For discounts, cost is measured at the value of the granted financial commitment and a corresponding amount is recorded as deferred revenue in other long-term liabilities. As services are provided to the client, the amount is amortized and recorded as a reduction of revenue.

Notes to the Consolidated Financial Statements

Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

2. Summary of significant accounting policies (continued)

CONTRACT COSTS (CONTINUED)

Capital assets acquired from a client in connection with outsourcing contracts are capitalized as such and amortized consistent with the amortization policies described previously. The excess of the amount paid over the fair value of capital assets acquired in connection with outsourcing contracts is considered as an incentive granted to the client, and is recorded as described in the preceding paragraph.

Transition costs consist of expenses associated with the installation of systems and processes incurred after the award of outsourcing contracts, relocation of transitioned employees and exit from client facilities. Under BPS contracts, the costs consist primarily of expenses related to activities such as the conversion of the client's applications to the Company's platforms. These incremental costs are comprised essentially of labour costs, including compensation and related fringe benefits, as well as subcontractor costs.

Pre-contract costs associated with acquiring or implementing long-term IT services and BPS contracts are expensed as incurred except where it is virtually certain that the contracts will be awarded and the costs are incremental and directly related to the acquisition of the contract. Eligible contract costs are recorded at cost and amortized using the straight-line method over the expected term of the respective contracts.

FINITE-LIFE INTANGIBLE ASSETS

Finite-life intangible assets consist mainly of internal-use software, business solutions, software licenses and client relationships.

Internal-use software, business solutions and software licenses are recorded at cost. Business solutions developed internally and marketed for distribution are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Business solutions and software licenses acquired through a business combination are initially recorded at fair value based on the estimated net future income-producing capabilities of the software products. Client relationships are acquired through business combinations and are initially recorded at their fair value based on the present value of expected future cash flows.

The Company amortizes its finite-life intangible assets using the straight-line method over the following estimated useful lives:

Internal-use software	2 to 7 years
Business solutions	2 to 10 years
Software licenses	3 to 8 years
Client relationships and other	2 to 10 years

OTHER LONG-TERM ASSETS

Other long-term assets (Note 7) consist mainly of deferred financing fees, deferred compensation plan assets, long-term maintenance agreements and the fair value of forward contracts. The Company amortizes its long-term maintenance agreements using the straight-line method over the term of the contract.

IMPAIRMENT OF LONG-LIVED ASSETS

When events or changes in circumstances indicate that the carrying amount of long-lived assets, such as capital assets, contract costs and finite-life intangibles, may not be recoverable, undiscounted estimated cash flows are projected over their remaining term and compared to the carrying amount. To the extent that such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amounts of related assets, a charge is recorded to reduce the carrying amount to the projected future discounted cash flows.

BUSINESS COMBINATIONS AND GOODWILL

The Company accounts for its business combinations using the purchase method of accounting. Under this method, the Company allocates the purchase price to tangible and intangible assets acquired and liabilities assumed based on estimated fair values at the date of acquisition, with the excess of the purchase price amount being allocated to goodwill. Goodwill for each reporting unit is assessed for impairment at least annually, or when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. An impairment charge is recorded when the goodwill carrying amount of the reporting unit exceeds its fair value.

ACCRUED INTEGRATION CHARGES

Accrued integration charges are comprised of liabilities for costs incurred in business combinations and restructuring activities, such as severance payments related to the termination of certain employees of the acquired business performing functions already available through the Company's existing structure and provisions related to leases for premises occupied by the acquired businesses that the Company plans to vacate.

EARNINGS PER SHARE

Basic earnings per share are based on the weighted average number of shares outstanding during the period. The dilutive effect of stock options is determined using the treasury stock method.

Notes to the Consolidated Financial Statements

Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

2. Summary of significant accounting policies (continued)

RESEARCH AND SOFTWARE DEVELOPMENT COSTS

Research costs are charged to earnings in the period in which they are incurred, net of related tax credits. The Company follows the cost reduction method to account for tax credits. Under this method, tax credits related to current expenditures are recognized in the period in which the related expenditures are charged to operations, provided there is reasonable assurance of realization. Tax credits related to capital expenditures are recorded as a reduction of the cost of the related asset, provided there is reasonable assurance of realization. Included in costs of services, selling and administrative expenses are research expenses in the amount of $28,775,000 ($35,661,000 in 2007 and $27,909,000 in 2006). Software development costs are charged to earnings in the year they are incurred, net of related tax credits, unless they meet specific capitalization criteria related to technical, market and financial feasibility. During the year, the Company incurred direct research and software development expenses of $54,759,000 ($73,775,000 in 2007 and $68,700,000 in 2006).

Capitalized software development costs are included as part of finite-life intangibles in the amount of $25,984,000 ($37,911,000 in 2007). Research and software development tax credits amounting to $854,000 were recorded against these assets for the year ended September 30, 2008 ($853,000 in 2007).

INCOME TAXES

Income taxes are accounted for using the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for financial statement purposes and tax values of assets and liabilities using enacted or substantively enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded for the portion of the future income tax assets when its realization is not considered more likely than not.

TRANSLATION OF FOREIGN CURRENCIES

Revenue and expenses denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet date. Realized and unrealized translation gains and losses are reflected in net earnings.

Self-sustaining subsidiaries, with economic activities largely independent of the Company, are accounted for using the current rate method. Under this method, assets and liabilities of subsidiaries denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses are reported as net unrealized gains (losses) on translating financial statements of self-sustaining foreign operations in the Consolidated Statements of Comprehensive Income. As a result of differences in the translation of the financial statements of foreign subsidiaries, accumulated other comprehensive loss decreased by $67,023,000 before income taxes and increased by $95,937,000 before income taxes in 2008 and 2007, respectively. These variations resulted principally from translating U.S. dollar denominated goodwill.

The accounts of foreign subsidiaries, which are financially or operationally dependent on the Company, are accounted for using the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date, and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries are reflected in net earnings.

STOCK-BASED COMPENSATION

Stock-based compensation cost is recorded using the fair value based method. This method consists of recording compensation cost to earnings over the vesting period of options granted. When stock options are exercised, any consideration paid by employees is credited to capital stock and the recorded fair value of the option is removed from contributed surplus and credited to capital stock.

Notes to the Consolidated Financial Statements
Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

2. Summary of significant accounting policies (continued)

HEDGING TRANSACTIONS

The Company uses various financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not hold or use any derivative instruments for trading purposes.

Effective December 21, 2007, the Company undesignated its US$192,000,000 Senior U.S. unsecured notes as the hedging instrument for a part of the Company's net investment in self-sustaining foreign subsidiaries and entered into forward contracts to hedge the contractual principal repayments of the Senior U.S. unsecured notes. The purpose of the hedging transactions is to hedge the risk of variability in functional currency equivalent cash flows associated with the foreign currency debt principal repayments (Note 10). The hedges were documented as cash flow hedges and no component of the derivative's fair value are excluded from the assessment and measurement of hedge effectiveness. The hedge is considered to be highly effective as the terms of the forward contracts coincide with the terms of the repayment of the three tranches of the debt.

The forward contracts are derivative instruments and, therefore, are recorded at fair value on the balance sheet under other long-term assets or liabilities and the effective portion of the change in fair value of the derivatives is recognized in other comprehensive income. An amount that will offset the related translation gain or loss arising from the remeasurement of the portion of the debt that is designated shall be reclassified each period from other comprehensive income (loss) to earnings. The forward premiums or discounts on the forward contracts used to hedge foreign currency long-term debt are amortized as an adjustment of interest expense over the term of the forward contracts. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine fair values of the forward contracts. Realized and unrealized foreign exchange gains and losses in relation to forward contracts for the year ended September 30, 2008, were not significant.

FUTURE ACCOUNTING CHANGES

The CICA has issued the following new Handbook sections:

i) Section 3064, "Goodwill and Intangible Assets", effective for interim periods beginning on or after October 1, 2008. This section, which replaces Section 3062, "Goodwill and Other Intangible Assets", and Section 3450, "Research and Development Costs", establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards ("IFRS"). Section 1000, "Financial Statement Concepts", was also amended to provide consistency with this new standard. The Company has assessed that the impact of this standard will not be significant.

ii) Section 1400, "General Standards of Financial Statement Presentation", effective for interim periods beginning on or after October 1, 2008. This section includes requirements to assess and disclose the Company's ability to continue as a going concern. The adoption of this new section will not have an impact on the Company's consolidated financial statements.

Additionally, in February 2008, the Canadian Accounting Standards Board confirmed that the use of IFRS would be required for Canadian publicly accountable enterprises for years beginning on or after January 1, 2011. The Company is currently evaluating the impact of adopting IFRS on the consolidated financial statements.

3. Cash and cash equivalents

	2008	2007
	$	$
Cash	33,433	50,218
Cash equivalents	16,701	38,661
	50,134	88,879

Notes to the Consolidated Financial Statements

Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

4. Accounts receivable

	2008	2007
	$	$
Trade	399,397	377,771
Other[1]	88,166	88,271
	487,563	466,042

[1] Other accounts receivable include refundable tax credits on salaries related to the E-Commerce Place, Cité du Multimédia de Montréal, New Economy Centres, Development of E-Business, research and development and other tax credit programs. The tax credits represent approximately $54,822,000 and $66,003,000 of other accounts receivable in 2008 and 2007, respectively.

The Company is defined as an eligible company and operates "eligible activities" under the terms of various Québec government tax credit programs on salaries for eligible employees located mainly in designated locations in the province of Québec, Canada. The Company must obtain an eligibility certificate from the Québec government annually. These programs are designed to support job creation and revitalization efforts in certain urban areas.

In order to be eligible for the E-Commerce Place, Cité du Multimédia de Montréal, New Economy Centres and other tax credits, the Company relocated some of its employees to designated locations. Real estate costs for these designated locations are significantly higher than they were at the previous facilities. As at September 30, 2008, the balance outstanding for financial commitments for these real estate locations was $399,816,000 ranging between 2 and 15 years.

The refundable tax credits are calculated at rates varying between 30% to 40% on salaries paid in Québec to a maximum range of $12,500 to $20,000 per year per eligible employee. Starting April 1, 2008, the Company became eligible for the Development of E-Business refundable tax credit, which replaces certain existing Québec tax credit programs. The fiscal measure enables corporations with an establishment in the province of Québec that carry out eligible activities in the technology sector to obtain a refundable tax credit equal to 30% of eligible salaries, up to a maximum of $20,000 per year per eligible employee until December 31, 2015.

5. Capital assets

	2008					2007
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
	$	$	$	$	$	$
Land and buildings	13,804	2,900	10,904	10,561	2,037	8,524
Leasehold improvements	142,740	63,120	79,620	131,903	50,200	81,703
Furniture and fixtures	40,433	18,405	22,028	31,023	13,834	17,189
Computer equipment	138,123	72,240	65,883	87,595	52,606	34,989
	335,100	156,665	178,435	261,082	118,677	142,405

Capital assets include assets acquired under capital leases totalling $23,426,000 ($10,268,000 in 2007), net of accumulated amortization of $9,236,000 ($4,705,000 in 2007). Amortization expense of capital assets acquired under capital leases was $4,530,000 and $1,185,000 in 2008 and 2007, respectively.

Asset retirement obligations pertain to operating leases of office buildings where certain clauses require premises to be returned to their original state at the end of the lease term. The asset retirement obligation liability of $2,529,000 ($1,735,000 in 2007), which is recorded in other long-term liabilities, was based on the expected cash flows of $3,465,000 ($2,736,000 in 2007) and was discounted at an interest rate of 4.35% (5.12% in 2007). The timing of the settlement of these obligations varies between 1 and 15 years.

Notes to the Consolidated Financial Statements

Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

6. Contract costs

	2008			2007		
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
	$	$	$	$	$	$
Incentives	241,951	164,527	77,424	241,764	142,989	98,775
Transition costs	152,793	63,306	89,487	143,139	49,192	93,947
	394,744	227,833	166,911	384,903	192,181	192,722

7. Finite-life intangibles and other long-term assets

	2008		
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
	$	$	$
Internal-use software	84,764	47,467	37,297
Business solutions	300,024	150,214	149,810
Software licenses	134,162	94,572	39,590
Client relationships and other	348,893	199,189	149,704
Finite-life intangibles	867,843	491,442	376,401
Deferred financing fees			4,933
Deferred compensation plan (Note 25)			11,657
Long-term maintenance agreements			13,531
Forward contracts (Note 27)			8,758
Balance of sale receivable (Note 19 b) and other			6,798
Other long-term assets			45,677
Total finite-life intangibles and other long-term assets			422,078

	2007		
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
	$	$	$
Internal-use software	75,639	35,529	40,110
Business solutions	271,146	118,739	152,407
Software licenses	114,666	80,702	33,964
Client relationships and other	339,392	158,011	181,381
Finite-life intangibles	800,843	392,981	407,862
Deferred financing fees			6,481
Deferred compensation plan (Note 25)			12,206
Long-term maintenance agreements			16,159
Other			3,116
Other long-term assets			37,962
Total finite-life intangibles and other long-term assets			445,824

Notes to the Consolidated Financial Statements

Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

7. Finite-life intangibles and other long-term assets (continued)

Amortization expense of finite-life intangibles included in the consolidated statements of earnings is as follows:

	2008	2007	2006
	$	$	$
Internal-use software	12,307	10,673	10,672
Business solutions	34,607	49,868	36,257
Software licenses	17,997	22,422	29,980
Client relationships and other	37,121	40,194	42,575
Amortization of finite-life intangibles (Note 14)	102,032	123,157	119,484

8. Goodwill

In prior years, management regularly reviewed the Company's operating results based on its two lines of business, IT services and BPS. During fiscal 2008, the Company divested of the Canadian claims adjusting and risk management services business (Note 19 b) and integrated BPS into its IT services lines of business. As a result of these changes, the reporting segments were changed to Canada, U.S. & India, and Europe & Asia Pacific.

Due to the new reporting segments, the Company conducted two goodwill impairment tests: before and after the change in segmentation. The Company completed its annual goodwill impairment test as at September 30, 2008. Based on the results of this test, no impairment charge was required.

The variations in goodwill are as follows:

	CANADA	U.S. & INDIA	EUROPE & ASIA PACIFIC	2008 TOTAL
	$	$	$	$
Balance, beginning of year	1,159,431	390,676	96,822	1,646,929
Purchase price adjustments (Note 19)	(701)	(9,215)	-	(9,916)
Foreign currency translation adjustment	-	49,668	2,681	52,349
Balance, end of year	1,158,730	431,129	99,503	1,689,362

	CANADA	U.S. & INDIA	EUROPE & ASIA PACIFIC	2007 TOTAL
	$	$	$	$
Balance, beginning of year	1,163,201	465,479	97,423	1,726,103
Acquisitions (Note 19)	-	19,620	-	19,620
Purchase price adjustments (Note 19)	(3,770)	(1,265)	68	(4,967)
Foreign currency translation adjustment	-	(93,158)	(669)	(93,827)
Balance, end of year	1,159,431	390,676	96,822	1,646,929

9. Other long-term liabilities

	2008	2007
	$	$
Deferred compensation	22,068	21,404
Accrued integration and restructuring charges	12,145	29,955
Non-controlling interest	5,922	4,979
Deferred revenue	13,441	6,596
Lease inducements	14,150	6,155
Other	4,455	2,808
	72,181	71,897

Notes to the Consolidated Financial Statements

Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

10. Long-term debt

	2008	2007
	$	$
Senior U.S. unsecured notes, bearing a weighted average interest rate of 4.97% and repayable by payments of $90,091,500 in 2009, of $92,211,300 in 2011 and $21,198,000 in 2014, less imputed interest of $1,072,491[1]	202,428	189,525
Unsecured committed revolving term facility bearing interest at LIBOR rate plus 0.63% or bankers' acceptance rate plus 0.63%, maturing in 2012[2]	157,468	263,696
Obligation bearing interest at 2.34% and repayable in blended monthly instalments maturing in 2010	9,037	–
Obligation bearing interest at 1.60% and repayable in blended monthly instalments matured in 2008	–	1,214
Balances of purchase price related to business acquisitions, non-interest bearing. As at September 30, 2008, the balance is payable in 2009 and is recorded at a discounted value using a 5.60% interest rate. The balance as at September 30, 2007 includes certain amounts recorded at a discounted value using a 7.00% interest rate and were paid in 2008.	645	10,112
Obligations under capital leases, bearing a weighted average interest rate of 5.35% and repayable in blended monthly instalments maturing at various dates until 2013	21,513	8,644
	391,091	473,191
Current portion	100,917	9,815
	290,174	463,376

[1] The US$192,000,000 private placement financing with U.S. institutional investors is comprised of three tranches of senior unsecured notes maturing in January 2009, 2011 and 2014, and was issued on January 29, 2004 with a weighted average maturity of 6.4 years. The Senior U.S. unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 28). At September 30, 2008, the Company is in compliance with these covenants.

[2] The Company has a five-year unsecured revolving credit facility available for an amount of $1,500,000,000 that expires in August 2012. The five-year term can be extended annually. As at September 30, 2008, an amount of $158,000,000 has been drawn upon this facility. Also an amount of $16,335,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. In addition to the revolving credit facility, the Company has available demand lines of credit in the amount of $25,000,000. At September 30, 2008, no amount had been drawn upon these facilities. The revolving credit facility contains covenants that require the Company to maintain certain financial ratios (Note 28). At September 30, 2008, the Company is in compliance with these covenants. The Company also has a proportionate share of a revolving demand credit facility related to the joint venture for an amount of $5,000,000 bearing interest at the Canadian prime rate. As at September 30, 2008, no amount has been drawn upon this facility.

Principal repayments on long-term debt over the forthcoming years are as follows:

	$
2009	93,819
2010	4,641
2011	92,728
2012	157,468
2013	–
Thereafter	20,922
Total principal payments on long-term debt	369,578

Minimum capital lease payments are as follows:	PRINCIPAL	INTEREST	PAYMENT
	$	$	$
2009	7,098	1,023	8,121
2010	6,702	609	7,311
2011	4,699	290	4,989
2012	2,302	103	2,405
2013	712	15	727
Total minimum capital lease payments	21,513	2,040	23,553

Notes to the Consolidated Financial Statements

Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

11. Capital stock

Authorized, an unlimited number without par value:

First preferred shares, carrying one vote per share, ranking prior to second preferred shares, Class A subordinate shares and Class B shares with respect to the payment of dividends;

Second preferred shares, non-voting, ranking prior to Class A subordinate shares and Class B shares with respect to the payment of dividends;

Class A subordinate shares, carrying one vote per share, participating equally with Class B shares with respect to the payment of dividends and convertible into Class B shares under certain conditions in the event of certain takeover bids on Class B shares;

Class B shares, carrying ten votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends, convertible at any time at the option of the holder into Class A subordinate shares.

Notes to the Consolidated Financial Statements

Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

11. Capital stock (continued)

For 2008, 2007 and 2006, the Class A subordinate and the Class B shares varied as follows:

	CLASS A SUBORDINATE SHARES		CLASS B SHARES		TOTAL	
	NUMBER	CARRYING VALUE	NUMBER	CARRYING VALUE	NUMBER	CARRYING VALUE
		$		$		$
Balance, September 30, 2005	397,448,329	1,718,105	33,772,168	44,868	431,220,497	1,762,973
Repurchased and cancelled[1]	(108,315,500)	(466,994)	–	–	(108,315,500)	(466,994)
Repurchased and not cancelled[1]	–	(4,028)	–	–	–	(4,028)
Issued upon exercise of options[2]	1,220,820	11,818	–	–	1,220,820	11,818
Issued upon exercise of warrants[3]	7,021,096	60,260	546,131	3,577	7,567,227	63,837
Converted upon exercise of warrants[3]	110,140	721	(110,140)	(721)	–	–
Balance, September 30, 2006	297,484,885	1,319,882	34,208,159	47,724	331,693,044	1,367,606
Repurchased and cancelled[1]	(12,484,000)	(52,203)	–	–	(12,484,000)	(52,203)
Repurchased and not cancelled[1]	–	(3,461)	–	–	–	(3,461)
Issued upon exercise of options[2]	5,544,830	57,087	–	–	5,544,830	57,087
Balance, September 30, 2007	290,545,715	1,321,305	34,208,159	47,724	324,753,874	1,369,029
Repurchased and cancelled[1]	(20,488,168)	(90,748)	–	–	(20,488,168)	(90,748)
Repurchased and not cancelled[1]	–	(847)	–	–	–	(847)
Issued upon exercise of options[2]	4,107,823	42,238	–	–	4,107,823	42,238
Balance, September 30, 2008	**274,165,370**	**1,271,948**	**34,208,159**	**47,724**	**308,373,529**	**1,319,672**

[1] On February 5, 2008, the Company's Board of Directors authorized the renewal of a Normal Course Issuer Bid to purchase up to 10% of the public float of the Company's Class A subordinate shares during the next year. The Toronto Stock Exchange ("TSX") subsequently approved the Company's request for approval. The Issuer Bid enables the Company to purchase up to 28,502,941 Class A subordinate shares for cancellation on the open market through the TSX. The Class A subordinate shares were available for purchase under the Issuer Bid commencing February 7, 2008, until no later than February 6, 2009, or on such earlier date when the Company completes its purchases or elects to terminate the bid. Under a similar program in 2007, 29,091,303 Class A subordinate shares could have been repurchased between February 5, 2007, and February 4, 2008. During 2008, the Company repurchased 19,910,068 Class A subordinate shares (12,339,400 in 2007 and 8,374,400 in 2006) for cash consideration of $213,485,000 ($126,420,000 in 2007 and $59,631,000 in 2006). The excess of the purchase price over the carrying value of Class A subordinate shares repurchased, in the amount of $121,890,000 ($70,756,000 in 2007 and $22,364,000 in 2006), was charged to retained earnings. As at September 30, 2008, 182,400 of the repurchased Class A subordinate shares (760,500 in 2007 and 905,100 in 2006) with a carrying value of $847,000 ($3,461,000 in 2007 and $4,028,000 in 2006) and a purchase value of $1,817,000 ($8,538,000 in 2007 and $6,661,000 in 2006) were held by the Company and had been cancelled subsequent to the year-end. Subsequent to September 30, 2008, the cancelled shares were paid (subsequent to September 30, 2007, $4,540,000 of the cancelled shares was paid and subsequent to September 30, 2006, all cancelled shares were paid.)
On January 12, 2006, the Company concluded a transaction whereby the Company repurchased from BCE for cancellation 100,000,000 of its Class A subordinate shares at a price of $8.5923 per share for consideration of $859,230,000. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased, in the amount of $425,475,000, as well as share repurchase costs in the amount of $6,760,000, were charged to retained earnings.

[2] The carrying value of Class A subordinate shares includes $10,223,000 ($13,904,000 in 2007 and $3,421,000 in 2006), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation cost associated with the options exercised since inception and the value of exercised options assumed in connection with acquisitions.

[3] On March 22, 2006, a warrant was exercised by one holder to purchase 4,000,000 Class A subordinate shares of the Company at a price of $6.55 each for an aggregate amount of $26,200,000. The carrying value of these Class A subordinate shares includes $14,271,000, which was previously recorded under the Warrants caption and which represented the cost associated with the warrants. On April 6, 2006, warrants were exercised by another holder resulting in the issuance of 3,021,096 Class A subordinate shares and 110,140 Class B shares of the Company at a price of $6.55 each for an aggregate amount of $20,510,000. At the same time, this holder converted the 110,140 Class B shares to 110,140 Class A subordinate shares at a price of $6.55 each for an aggregate amount of $721,000. In addition, on April 28, 2006, the Company's Class B shareholders exercised their warrants totalling 435,991 Class B shares at a price of $6.55 each for an aggregate amount of $2,856,000.

Notes to the Consolidated Financial Statements

Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

12. Stock options, contributed surplus and warrants

A) STOCK OPTIONS

Under the Company's stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Options generally vest one to three years from the date of grant conditionally upon the achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2008, 46,239,306 Class A subordinate shares have been reserved for issuance under the Stock option plan.

The following table presents information concerning all outstanding stock options granted by the Company for the years ended September 30:

	2008		2007		2006	
	NUMBER OF OPTIONS	**WEIGHTED AVERAGE EXERCISE PRICE PER SHARE**	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE
		$		$		$
Outstanding, beginning of year	**24,499,886**	**8.52**	29,956,711	8.57	26,538,654	8.79
Granted	**7,798,388**	**11.39**	3,960,405	7.74	8,738,601	8.06
Exercised	**(4,107,823)**	**7.79**	(5,544,830)	7.79	(1,220,820)	6.87
Forfeited	**(1,094,052)**	**10.65**	(3,872,400)	8.92	(4,099,724)	9.27
Expired	**(338,661)**	**12.20**	–	–	–	–
Outstanding, end of year	**26,757,738**	**9.34**	24,499,886	8.52	29,956,711	8.57
Exercisable, end of year	**19,398,753**	**8.56**	18,507,376	8.90	21,588,443	8.80

The following table summarizes information about outstanding stock options granted by the Company as at September 30, 2008:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICE	**NUMBER OF OPTIONS**	**WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)**	**WEIGHTED AVERAGE EXERCISE PRICE**	**NUMBER OF OPTIONS**	**WEIGHTED AVERAGE EXERCISE PRICE**
$			**$**		**$**
2.12 to 3.99	**37,559**	**2.22**	**2.12**	**37,559**	**2.12**
5.20 to 6.98	**3,429,944**	**5.86**	**6.46**	**3,429,944**	**6.46**
7.00 to 7.96	**5,532,333**	**6.49**	**7.74**	**5,532,333**	**7.74**
8.00 to 8.99	**7,722,629**	**5.16**	**8.63**	**7,689,094**	**8.63**
9.05 to 10.90	**1,285,714**	**2.75**	**9.85**	**1,285,714**	**9.85**
11.34 to 14.85	**7,813,798**	**8.52**	**11.53**	**488,348**	**13.70**
15.01 to 19.58	**920,121**	**1.06**	**16.23**	**920,121**	**16.23**
24.51 to 26.03	**15,640**	**1.32**	**25.97**	**15,640**	**25.97**
	26,757,738	**6.25**	**9.34**	**19,398,753**	**8.56**

Notes to the Consolidated Financial Statements

Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

12. Stock options, contributed surplus and warrants (continued)

The following table presents the weighted average assumptions used to determine the stock-based compensation expense recorded in cost of services, selling and administrative expenses using the Black-Scholes option pricing model for the years ended September 30:

	2008	2007	2006
Compensation expense ($)	5,131	13,933	12,895
Dividend yield (%)	0.00	0.00	0.00
Expected volatility (%)	23.70	29.48	36.13
Risk-free interest rate (%)	4.09	3.90	3.97
Expected life (years)	5.00	5.00	5.00
Weighted average grant date fair value ($)	3.37	2.60	3.13

B) CONTRIBUTED SURPLUS

The following table summarizes the contributed surplus activity since September 30, 2005:

	$
Balance, September 30, 2005	67,578
Compensation cost of exercised options assumed in connection with acquisitions	(152)
Compensation cost associated with exercised options	(3,269)
Fair value of options granted	12,895
Carrying value of warrants expired[1]	5,384
Balance, September 30, 2006	82,436
Compensation cost associated with exercised options	(13,904)
Fair value of options granted	13,933
Balance, September 30, 2007	82,465
Compensation cost associated with exercised options	(10,223)
Fair value of options granted	5,131
Balance, September 30, 2008	**77,373**

[1] On June 13, 2006, 1,118,210 warrants of one of the holders expired, resulting in a transfer of their carrying value of $5,384,000 from the warrants to the contributed surplus caption.

Notes to the Consolidated Financial Statements

Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

13. Earnings per share

The following table sets forth the computation of basic and diluted earnings per share from continuing operations for the years ended September 30:

	2008			2007			2006		
	EARNINGS FROM CONTINUING OPERATIONS	WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING[1]	EARNINGS PER SHARE FROM CONTINUING OPERATIONS	EARNINGS FROM CONTINUING OPERATIONS	WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING[1]	EARNINGS PER SHARE FROM CONTINUING OPERATIONS	EARNINGS FROM CONTINUING OPERATIONS	WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING[1]	EARNINGS PER SHARE FROM CONTINUING OPERATIONS
	$		$	$		$	$		$
	297,898	317,604,899	0.94	234,659	329,016,756	0.71	143,770	362,783,618	0.39
Dilutive options[2]		5,199,388			4,859,808			1,224,463	
Dilutive warrants[2]		–			–			698,575	
	297,898	322,804,287	0.92	234,659	333,876,564	0.70	143,770	364,706,656	0.39

[1] The 19,910,068 Class A subordinate shares repurchased during the year (12,339,400 in 2007 and 108,374,400 in 2006) were excluded from the calculation of earnings per share as of the date of repurchase.

[2] The calculation of the dilutive effects excludes all anti-dilutive options and warrants that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods shown in the table. The number of excluded options was 8,764,136, 3,162,074 and 18,255,009 for the years ended September 30, 2008, 2007 and 2006, respectively. The number of excluded warrants was nil for the years ended September 30, 2008, 2007 and 2006.

14. Amortization

	2008	2007	2006
	$	$	$
Amortization of capital assets	43,455	32,396	33,983
Amortization of contract costs related to transition costs	18,457	19,476	14,914
Amortization of finite-life intangibles (Note 7)	102,032	123,157	119,484
	163,944	175,029	168,381
Amortization of contract costs related to incentives (presented as reduction of revenue)	21,682	21,946	26,602
Amortization of other long-term assets (presented in costs of services, selling and administrative and interest on long-term debt)	1,266	1,360	2,392
	186,892	198,335	197,375

Notes to the Consolidated Financial Statements

Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

15. Accumulated other comprehensive loss

	BALANCE, AS AT OCTOBER 1, 2007	NET CHANGES INCURRED DURING THE YEAR	BALANCE, AS AT SEPTEMBER 30, 2008
	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations	(440,262)	67,561	(372,701)
Net unrealized gains on translating long-term debt designated as a hedge of net investment in self-sustaining foreign operations	54,547	(538)	54,009
Net unrealized losses on cash flow hedges	-	(1,200)	(1,200)
Income tax expense on other comprehensive items	(358)	(1,174)	(1,532)
	(386,073)	64,649	(321,424)

	BALANCE, AS AT OCTOBER 1, 2006	NET CHANGES INCURRED DURING THE YEAR	BALANCE, AS AT SEPTEMBER 30, 2007
	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations	(321,477)	(118,785)	(440,262)
Net unrealized gains on translating long-term debt designated as a hedge of net investment in self-sustaining foreign operations	31,699	22,848	54,547
Income tax expense on other comprehensive items	555	(913)	(358)
	(289,223)	(96,850)	(386,073)

	BALANCE, AS AT OCTOBER 1, 2005	NET CHANGES INCURRED DURING THE YEAR	BALANCE, AS AT SEPTEMBER 30, 2006
	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations	(273,620)	(47,857)	(321,477)
Net unrealized gains on translating long-term debt designated as a hedge of net investment in self-sustaining foreign operations	22,905	8,794	31,699
Income tax recovery on other comprehensive items	(68)	623	555
	(250,783)	(38,440)	(289,223)

Notes to the Consolidated Financial Statements

Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

16. Restructuring costs related to specific items

On March 29, 2006, the Company announced a restructuring plan impacting members located primarily in Montréal and Toronto, of which a significant portion was related to lower than expected BCE work volumes. Approximately 1,150 positions were eliminated. The program ended December 31, 2006. Under the terms of the contract agreement signed on January 12, 2006, between BCE and the Company, BCE agreed to share in severance costs applicable to head count reductions in excess of 100 positions, up to a maximum of $10,000,000.

 Total restructuring costs related to specific items to be incurred was $90,276,000, of which $61,986,000 (net of the BCE contribution of $10,000,000) was for severance and $28,290,000 for the consolidation and closure of facilities. The amount of $90,276,000 was split by segments as follows: $64,212,000 for Canada, $6,815,000 for U.S. & India, $6,478,000 for Europe & Asia Pacific and $12,771,000 for Corporate. Restructuring costs of $23,010,000 and $67,266,000 were incurred in 2007 and 2006, respectively.

 The following table shows the components of the restructuring provision, included in accrued compensation, in accounts payable and accrued liabilities as well as in other long-term liabilities:

	SEVERANCE	CONSOLIDATION AND CLOSURE OF FACILITIES	TOTAL
	$	$	$
Balance, September 30, 2006	8,602	5,445	14,047
New restructuring costs related to specific items	11,015	12,474	23,489
Foreign currency translation adjustment	27	154	181
Paid during 2007	(18,455)	(8,684)	(27,139)
Balance, September 30, 2007[1]	1,189	9,389	10,578
Adjustments to initial provision	(241)	(1,407)	(1,648)
Foreign currency translation adjustment	(2)	19	17
Paid during 2008	(599)	(3,201)	(3,800)
Balance, as at September 30, 2008[1]	**347**	**4,800**	**5,147**

[1] Of the total balance remaining, $347,000 ($1,189,000 in 2007) is included in accrued compensation, $1,811,000 ($3,987,000 in 2007) is included in accounts payable and accrued liabilities and $2,989,000 ($5,402,000 in 2007) is included in other long-term liabilities.

Notes to the Consolidated Financial Statements

Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

17. Income taxes

The income tax provision is as follows:

	2008	2007	2006
	$	$	$
Current	128,972	105,138	103,464
Future	(22,839)	10,054	(34,225)
	106,133	115,192	69,239

The Company's effective income tax rate on income from continuing operations differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

	2008	2007	2006
	%	%	%
Company's statutory tax rate	31.2	32.0	31.7
Effect of provincial and foreign tax rate differences	2.7	2.9	2.5
Benefit arising from investment in subsidiaries	(3.3)	(3.2)	(4.0)
Final determination from agreements with tax authorities and expirations of statutes of limitations	(3.7)	–	–
Non-deductible stock options	0.1	0.8	1.9
Other non-deductible items	0.9	1.0	1.0
Impact of corporate tax holiday	(0.2)	(1.1)	–
Impact on future tax assets and liabilities resulting from tax rate changes	(1.7)	0.4	(0.9)
Valuation allowance relating to tax benefits on losses	0.2	0.1	–
Other	–	–	0.4
Effective income tax rate	26.2	32.9	32.6

Future income tax assets and liabilities are as follows at September 30:

	2008	2007
	$	$
Future income tax assets:		
Accrued integration charges and accounts payable and accrued liabilities	10,191	12,155
Tax benefits on losses carried forward	41,579	56,019
Capital assets, contract costs and finite-life intangibles and other long-term assets	10,915	4,394
Accrued compensation	26,077	24,731
Allowance for doubtful accounts	2,733	2,533
Financing and share issue costs	173	137
Other	2,718	1,446
	94,386	101,415
Valuation allowance	(25,473)	(21,166)
	68,913	80,249
Future income tax liabilities:		
Capital assets, contract costs and finite-life intangibles and other long-term assets	178,928	210,666
Work in progress	12,964	19,145
Goodwill	21,576	17,149
Refundable tax credits on salaries	20,434	19,572
Other	3,448	3,153
	237,350	269,685
Future income taxes, net	(168,437)	(189,436)

Notes to the Consolidated Financial Statements

Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

17. Income taxes (continued)

Future income taxes are classified as follows:	2008	2007
	$	$
Current future income tax assets	34,031	30,434
Long-term future income tax assets	7,747	4,673
Current future income tax liabilities	(25,529)	(21,825)
Long-term future income tax liabilities	(184,686)	(202,718)
Future income tax, net	(168,437)	(189,436)

At September 30, 2008, the Company had $105,334,000 in non-capital losses carried forward, of which $93,418,000 expire at various dates up to 2024 and $11,916,000 have no expiry date. In addition, the Company had capital loss carry forwards of $35,009,000 having no expiry dates. The Company recognized a future tax asset of $41,579,000 on the losses carried forward and recognized a valuation allowance of $25,473,000. The net future income tax asset of $16,106,000 is the amount that is more likely than not to be realized. Should this valuation allowance be reversed, goodwill would be reduced by approximately $18,209,000 and income tax expense would be reduced by approximately $7,264,000.

Foreign earnings of certain of the Company's subsidiaries would be taxed only upon their repatriation to Canada. The Company has not recognized a future income tax liability for these retained earnings as management does not expect them to be repatriated. A future income tax liability will be recognized when the Company expects that it will recover those undistributed earnings in a taxable matter, such as the sale of the investment or through the receipt of dividends. On remittance, certain countries impose withholding taxes that, subject to certain limitations, are then available for use as tax credits against a federal or provincial income tax liability, if any.

Notes to the Consolidated Financial Statements

Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

18. Costs of services, selling and administrative

Tax credits and foreign exchange loss netted against costs of services, selling and administrative expenses are as follows:

	2008	2007	2006
	$	$	$
Costs of services, selling and administrative	3,193,030	3,137,524	2,979,996
Tax credits (Note 4)	(82,510)	(87,242)	(62,903)
Foreign exchange loss	1,445	3,457	1,914
	3,111,965	3,053,739	2,919,007

19. Investments in subsidiaries and joint ventures

For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.

2008 TRANSACTIONS

a) Acquisition

There were no acquisitions during fiscal 2008.

b) Disposal

On July 19, 2008, the Company disposed its Canadian claims adjusting and risk management services business for purchase consideration of $38,050,000. This business was included in the former BPS segment in prior years. The Company received $31,671,000 in August 2008. Of the remaining balance, $879,000 will be paid within the next fiscal year and $5,500,000 will be paid on or before August 5, 2014, bearing interest of 10% payable annually (Note 7). The net assets disposed of included goodwill of $7,732,000, which is net of an impairment of $4,051,000. The transaction resulted in a loss of $965,000.

c) Balance of integration charges

American Management Systems, Incorporated ("AMS") was acquired in fiscal 2004. For AMS, the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities and other long-term liabilities are as follows:

	CONSOLIDATION AND CLOSURE OF FACILITIES	SEVERANCE	TOTAL
	$	$	$
Balance, October 1, 2007	15,226	1,395	16,621
Adjustments to initial provision[1]	(4,962)	-	(4,962)
Foreign currency translation adjustment	686	84	770
Paid during 2008	(3,676)	(95)	(3,771)
Balance, September 30, 2008[2]	**7,274**	**1,384**	**8,658**

[1] Have been recorded as a decrease of goodwill.

[2] Of the total balance remaining, $4,310,000 is included in accounts payable and accrued liabilities and $4,348,000 is included in other long-term liabilities.

d) Modifications to purchase price allocations

The Company modified the purchase price allocation and made adjustments relating to certain business acquisitions resulting in a net decrease of accrued integration charges, current portion of long-term debt, long-term debt, future income tax assets and accrued restructuring charges of $5,801,000, $3,287,000, $2,685,000, $2,145,000 and $320,000, respectively, and a net increase of cash and non-controlling interest of $43,000 and $75,000, respectively, whereas goodwill decreased by $9,916,000.

e) Consideration of purchase price

During fiscal 2008, the Company paid balances of purchase price relating to certain business acquisitions resulting in a net decrease of long-term debt by $3,954,000.

Notes to the Consolidated Financial Statements

Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

19. Investments in subsidiaries and joint ventures (continued)

2007 TRANSACTIONS

a) Acquisition

The Company made the following acquisition:

– Codesic Consulting ("Codesic") – On May 3, 2007, the Company acquired all of the outstanding shares of an IT services firm in Seattle, Washington. Recognized for its depth of business and IT knowledge, Codesic assists its clients by managing strategic initiatives, integrating technology with business, and supporting critical computing environments.

The acquisition was accounted for using the purchase method. The purchase price allocation shown below was preliminary and based on the Company's management's best estimates. Of the aggregate cash consideration of $24,034,000, $15,055,000 was paid. The amount of the remaining payment is contingent on a formula set out in the agreement which will vary based on the performance of Codesic over the next two years. The Company has subsequently completed its purchase price allocations and these modifications are presented in Note 19 d) of 2008 Transactions.

	CODESIC
	$
Non-cash working capital items	1,303
Capital assets	146
Client relationships and other	6,023
Goodwill[1]	16,094
Future income taxes	355
	23,921
Cash acquired	113
Net assets acquired	24,034
Consideration	
Cash	14,778
Contingent payment	8,979
Acquisition costs	277
	24,034

[1] Goodwill is deductible for tax purposes.

In connection with the acquisition completed in 2007, the Company has adopted certain plans to restructure and integrate the acquired business. Consequently, the Company established provisions related to the planned termination of certain employees of the acquired business performing functions already available through its existing structure, in the amount of $332,000.

b) Modification to joint venture

On April 19, 2007, the Company modified its agreement between shareholders of Conseillers en informatique d'affaires ("CIA"), a provider of IT services primarily in the government and financial sectors. As a result of the modification, the Company is in a position to exercise unilateral control over CIA. Accordingly, the Company began using the consolidation method to account for its investment of 60.69%. Prior to April 19, 2007, the investment qualified as a joint venture and the Company used the proportionate consolidation method to account for it. Under the agreement, the Company has committed to purchase the remaining 39.31% of shares of CIA by October 1, 2011. Subsequent to April 19, 2007, the Company increased its investment of shares of CIA to 64.66%. The modification of the consolidation method and the increase in the ownership percentage resulted in a net increase of net assets of $215,000 and a net decrease of cash of the same amount. As a result of the modification, the value of goodwill relating to CIA is $3,526,000. The Company noted its commitment to purchase the remaining interest in Note 26 a).

Notes to the Consolidated Financial Statements

Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

19. Investments in subsidiaries and joint ventures (continued)

c) Balance of integration charges

COGNICASE Inc. ("Cognicase") was acquired in fiscal 2003. For AMS and Cognicase, the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities and other long-term liabilities are as follows:

	CONSOLIDATION AND CLOSURE OF FACILITIES	SEVERANCE	TOTAL
	$	$	$
Balance, October 1, 2006	35,010	2,287	37,297
Adjustments to initial provision[1]	(3,860)	(754)	(4,614)
Foreign currency translation adjustment	(1,517)	(17)	(1,534)
Paid during 2007	(9,577)	(121)	(9,698)
Balance, September 30, 2007[2]	20,056	1,395	21,451

[1] Have been recorded as a decrease of goodwill.

[2] Of the total balance remaining, $6,247,000 is included in accounts payable and accrued liabilities and $15,204,000 is included in other long-term liabilities. The majority of the remaining Cognicase balance was paid in fiscal 2008.

d) Modifications to purchase price allocations

The Company modified the purchase price allocations and made adjustments relating to certain business acquisitions resulting in a net decrease of future income tax assets, accrued integration charges, cash and non-cash working capital items of $3,021,000, $8,045,000, $130,000 and $118,000, respectively, and a net increase of client relationships of $191,000, whereas goodwill decreased by $4,967,000.

e) Consideration of purchase price

During fiscal 2007, the Company paid balances of purchase price relating to certain business acquisitions resulting in a net decrease of long-term debt by $2,011,000.

Notes to the Consolidated Financial Statements

Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

19. Investments in subsidiaries and joint ventures (continued)

2006 TRANSACTIONS

a) Acquisitions

The Company made the following acquisitions:

– Pangaea Systems Inc. ("Pangaea") – On March 1, 2006, the Company acquired all of the outstanding shares of an information technology services company based in Alberta, Canada. Pangaea specializes in development of internet-based solutions and related services mostly in the public sector, as well as in the energy and financial services sectors.

– ERS Informatique Inc. ("ERS") – On April 7, 2006, one of the Company's joint ventures acquired all outstanding shares of an information technology services company based in Québec, Canada. ERS specializes in software development of applications mostly in the public sector.

– Plaut Consulting SAS ("Plaut") – On June 1, 2006, the Company acquired all of the outstanding shares of a France-based management and technology consulting firm. Recognized for its expertise in implementing SAP solutions, Plaut guides its worldwide clients through organizational and information systems transformation projects.

The acquisitions were accounted for using the purchase method. The purchase price allocations shown below were preliminary and based on the Company's management's best estimates. The Company has subsequently completed its purchase price allocations and these modifications are presented in Note 19 d) of 2007 Transactions and 2008 Transactions.

	PLAUT	OTHER	TOTAL
	$	$	$
Non-cash working capital items	(580)	(2,298)	(2,878)
Capital assets	28	656	684
Client relationships and other	5,565	358	5,923
Goodwill[1]	11,328	6,742	18,070
Assumption of long-term debt	–	(80)	(80)
Future income taxes	1,698	738	2,436
	18,039	6,116	24,155
Assumption of bank indebtedness	(300)	(49)	(349)
Net assets acquired	17,739	6,067	23,806
Consideration			
Cash	16,052	5,161	21,213
Holdback payable	1,242	516	1,758
Acquisition costs	445	390	835
	17,739	6,067	23,806

[1] Goodwill is not deductible for tax purposes.

In connection with the acquisitions completed in 2006, the Company has adopted certain plans to restructure and integrate the acquired businesses. Consequently, the Company established provisions related to leases for premises occupied by the acquired businesses, which the Company plans to vacate, in the amount of $936,000, as well as costs related to the planned termination of certain employees of the acquired businesses performing functions already available through its existing structure, in the amount of $1,518,000.

Notes to the Consolidated Financial Statements

Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

19. Investments in subsidiaries and joint ventures (continued)

b) Disposals

On December 31, 2005, the Company disposed of its electronic switching assets to Everlink Payment Services Inc. for cash consideration of $27,559,000. The net assets disposed of included goodwill of $13,172,000 and the transaction resulted in a gain of $10,475,000.

c) Balance of integration charges

For AMS and Cognicase, the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities and other long-term liabilities are as follows:

	CONSOLIDATION AND CLOSURE OF FACILITIES	SEVERANCE	TOTAL
	$	$	$
Balance, October 1, 2005	57,118	5,194	62,312
Adjustments to initial provision[1]	(10,188)	(1,688)	(11,876)
Foreign currency translation adjustment	(998)	152	(846)
Paid during 2006	(10,922)	(1,371)	(12,293)
Balance, September 30, 2006[2]	35,010	2,287	37,297

[1] Have been recorded as a decrease of goodwill.

[2] Of the total balance remaining, $8,212,000 is included in accounts payable and accrued liabilities and $29,085,000 is included in other long-term liabilities.

d) Modifications to purchase price allocations

The Company modified the purchase price allocations and made adjustments relating to certain business acquisitions resulting in a net decrease of future income tax assets, accrued integration charges and cash of $4,477,000, $8,661,000 and $1,087,000, respectively, and a net increase of client relationships, long-term debt and non-cash working capital items of $325,000, $463,000 and $3,533,000, respectively, whereas goodwill decreased by $6,492,000.

e) Consideration of purchase price

During fiscal 2006, the Company paid balances of purchase price relating to certain business acquisitions resulting in a net decrease of long-term debt by $2,136,000.

20. Discontinued operations

In fiscal 2008, the Company classified its Canadian claims adjusting and risk management services and actuarial services businesses as discontinued operations. The Canadian claims adjusting and risk management services were divested in July 2008 (Note 19 b).

The following table presents summarized financial information related to discontinued operations:

	2008	2007	2006
	$	$	$
Revenue	64,851	77,621	84,241
Operating expenses [1]	(68,747)	(72,157)	(77,359)
Amortization	(1,624)	(2,619)	(2,385)
(Loss) earnings before income taxes	(5,520)	2,845	4,497
Income tax (recovery) expense [2]	(386)	1,102	1,734
(Loss) earnings from discontinued operations	(5,134)	1,743	2,763

[1] Operating expenses from discontinued operations includes an impairment of goodwill of $4,051,000 and a loss on disposition of $965,000.

[2] Income taxes do not bear a normal relation to (loss) earnings before income taxes since the sale includes goodwill of $7,732,000 which has no tax basis.

Notes to the Consolidated Financial Statements

Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

20. Discontinued operations (continued)

The related assets and liabilities of discontinued operations are as follows:

	2008	2007
	$	$
Current assets		
Accounts receivable	1,304	12,938
Work in progress	–	14,638
Prepaid expenses and other current assets	–	95
Income tax receivable	39	343
Capital assets	55	3,947
Finite-life intangibles and other long-term assets	–	9,887
Goodwill	–	11,783
Total assets held for sale	**1,398**	53,631
Current liabilities		
Accounts payable and accrued liabilities	295	5,707
Accrued compensation	41	1,192
Deferred revenue	321	2,457
Income taxes	–	160
Future income taxes	–	2,579
Total liabilities held for sale	**657**	12,095

The related cash flow information of discontinued operations is as follows:

	2008	2007	2006
	$	$	$
Cash (used in) provided by operating activities	(818)	5,930	6,355
Cash used in investing activities	(250)	(2,302)	(123)
Total cash (used in) provided by discontinued operations	**(1,068)**	3,628	6,232

Notes to the Consolidated Financial Statements

Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

21. Joint ventures: supplementary information

The Company's proportionate share of its joint venture investees' operations included in the consolidated financial statements is as follows:

	2008	2007
	$	$
BALANCE SHEETS		
Current assets	36,543	40,303
Non-current assets	3,294	6,517
Current liabilities	15,040	16,879
Non-current liabilities	1,119	726

	2008	2007	2006
	$	$	$
STATEMENTS OF EARNINGS			
Revenue	87,887	94,111	90,122
Expenses	77,749	80,015	82,191
Net earnings	10,138	14,096	7,931

	2008	2007	2006
	$	$	$
STATEMENTS OF CASH FLOWS			
Cash provided by (used in):			
Operating activities	4,879	16,327	1,578
Investing activities	(412)	(2,669)	(13,955)
Financing activities	(13,720)	(11,956)	1,430

Notes to the Consolidated Financial Statements

Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

22. Supplementary cash flow information

a) Net change in non-cash working capital items is as follows for the years ended September 30:

	2008	2007	2006
	$	$	$
Accounts receivable	(13,164)	(8,441)	7,855
Work in progress	(43,785)	(5,049)	12,125
Prepaid expenses and other current assets	(12,692)	6,063	(11,439)
Accounts payable and accrued liabilities	5,762	(21,449)	(30,586)
Accrued compensation	(5,327)	24,220	1,124
Deferred revenue	(13,323)	39,020	(14,521)
Income taxes	(31,357)	49,886	26,864
	(113,886)	84,250	(8,578)

b) Non-cash operating, investing and financing activities related to continuing operations are as follows for the years ended September 30:

	2008	2007	2006
	$	$	$
Operating activities			
Accounts receivable	408	(438)	–
Prepaid expenses and other current assets	–	–	(3,006)
Accounts payable and accrued liabilities	(2,723)	(4,540)	(6,661)
	(2,315)	(4,978)	(9,667)
Investing activities			
Purchase of capital assets	(17,559)	(9,609)	–
(Purchase) disposition of finite-life intangibles	(13,185)	–	3,006
	(30,744)	(9,609)	3,006
Financing activities			
Increase in obligations under capital leases	30,744	9,609	–
Issuance of shares	(408)	438	–
Repurchase of Class A subordinate shares	2,723	4,540	6,661
	33,059	14,587	6,661

c) Interest paid and income taxes paid are as follows for the years ended September 30:

	2008	2007	2006
	$	$	$
Interest paid	26,847	37,925	40,255
Income taxes paid	139,803	37,763	61,365

Notes to the Consolidated Financial Statements

Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

23. Segmented information

The Company is managed through three operating segments, in addition to Corporate services, namely: Canada, U.S. & India and Europe & Asia Pacific (Note 8). The segments are based on a delivery view and the results incorporate domestic activities as well as impacts from our delivery model utilizing our centers of excellence.

The following presents information on the Company's operations based on its management structure. The Company has restated the corresponding items of segmented information for earlier periods to conform to the new segmented information structure.

					2008
	CANADA	**U.S. & INDIA**	**EUROPE & ASIA PACIFIC**	**CORPORATE**	**TOTAL**
	$	**$**	**$**	**$**	**$**
Revenue	**2,335,566**	**1,086,513**	**283,784**	**–**	**3,705,863**
Net earnings before interest on long-term debt, other income, interest and other expenses, non-controlling interest, net of income taxes, loss from discontinued operations, net of income taxes and income taxes[1]	**332,295**	**129,401**	**24,692**	**(56,434)**	**429,954**
Total assets	**2,203,320**	**1,115,899**	**197,026**	**167,728**	**3,683,973**

[1] Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $111,180,000, $54,358,000, $5,069,000 and $15,019,000, respectively, for the year ended September 30, 2008.

					2007
	CANADA	U.S. & INDIA	EUROPE & ASIA PACIFIC	CORPORATE	TOTAL
	$	$	$	$	$
Revenue	2,251,326	1,115,449	267,170	–	3,633,945
Net earnings before interest on long-term debt, other income, interest and other expenses, gain on sale of assets, restructuring costs related to specific items, non-controlling interest, net of income taxes, earnings from discontinued operations, net of income taxes and income taxes[1]	321,390	123,512	23,152	(62,877)	405,177
Total assets	2,009,611	1,080,260	195,328	190,609	3,475,808

[1] Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $124,970,000, $54,548,000, $5,123,000 and $12,334,000, respectively, for the year ended September 30, 2007.

					2006
	CANADA	U.S. & INDIA	EUROPE & ASIA PACIFIC	CORPORATE	TOTAL
	$	$	$	$	$
Revenue	2,104,647	1,064,795	223,940	–	3,393,382
Net earnings before interest on long-term debt, other income, interest and other expenses, gain on sale of assets, restructuring costs related to specific items, earnings from discontinued operations, net of income taxes and income taxes[1]	243,352	112,436	29,121	(78,915)	305,994

[1] Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $128,293,000, $47,936,000, $6,164,000 and $12,590,000, respectively, for the year ended September 30, 2006.

Notes to the Consolidated Financial Statements

Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

23. Segmented information (continued)

The following table provides information for capital assets based on the operating segments:

	2008	2007
	$	$
Capital assets		
Canada	104,049	89,606
U.S. & India	40,147	22,341
Europe & Asia Pacific	2,309	1,434
Corporate	31,930	29,024
	178,435	142,405

The accounting policies of each segment are the same as those described in the summary of significant accounting policies (Note 2). The figures are presented net of intersegment sales and transfers, which are priced as if the sales or transfers were to third parties.

GEOGRAPHIC INFORMATION

The following table provides certain geographic market information based on the client's location:

	2008	2007	2006
	$	$	$
Revenue			
Canada	2,252,727	2,130,122	2,015,823
United States	1,152,586	1,224,407	1,143,551
Europe & Asia Pacific	300,550	279,416	234,008
	3,705,863	3,633,945	3,393,382

INFORMATION ABOUT SERVICES

The following table provides information based on services provided by the Company:

	2008	2007	2006
	$	$	$
Revenue			
Outsourcing			
IT Services	1,523,562	1,565,943	1,530,653
BPS	485,454	400,989	361,371
Systems integration and consulting	1,696,847	1,667,013	1,501,358
	3,705,863	3,633,945	3,393,382

Notes to the Consolidated Financial Statements

Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

24. Related party transactions

In the normal course of business, the Company is party to contracts with Innovapost, a joint venture, pursuant to which the Company is its preferred IT supplier. The Company exercises joint control over Innovapost's operating, financing and investing activities through its 49% ownership interest.

Transactions and resulting balances, which were measured at commercial rates (exchange amount), are presented below.

Revenue was $124,461,000, $120,010,000 and $100,994,000 for the years ending September 30, 2008, 2007 and 2006, respectively.

	2008	2007
	$	$
Accounts receivable	12,050	9,310
Work in progress	5,939	3,648
Contract costs	11,206	13,746
Deferred revenue	2,715	1,868

Notes to the Consolidated Financial Statements

Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

25. Employee future benefits

Generally, the Company does not offer pension plan or post-retirement benefits to its employees with the exception of the following:

The Company has defined contribution pension plans mainly covering certain European employees. For the years ended September 30, 2008, 2007 and 2006, the plan expense was $5,303,000, $4,717,000 and $4,076,000, respectively.

The Company maintains a 401(k) defined contribution plan covering substantially all U.S. employees. Since January 1, 2008, the Company matches employees' contributions to a maximum of U.S. $2,500 per year. Prior to that date, the maximum was U.S. $1,000 per year. For the years ended September 30, 2008, 2007 and 2006, the amounts of the Company's contributions were $5,069,000, $4,520,000 and $4,697,000, respectively.

The Company maintains two non-qualified deferred compensation plans covering some of its U.S. management. One of these plans is an unfunded plan and the non-qualified deferred compensation liability totalled $4,066,000 as at September 30, 2008 ($4,596,000 at September 30, 2007). The other plan is a funded plan for which a trust was established so that the plan assets could be segregated; however, the assets are subject to the Company's general creditors in the case of bankruptcy. The assets, included in finite-life intangibles and other long-term assets, composed of investments, vary with employees' contributions and changes in the value of the investments. The change in liability associated with the plan is equal to the change of the assets. As at September 30, 2008 and 2007, the assets in the trust and the associated liabilities totalled $11,657,000 and $12,206,000 respectively.

The Company maintains a post-employment benefits plan to cover certain former retired employees associated with the divested Canadian claims adjusting and risk management services. The post-employment benefits liability totalled $7,368,000 as at September 30, 2008 ($5,591,000 at September 30, 2007).

26. Commitments, contingencies and guarantees

A) COMMITMENTS

At September 30, 2008, the Company is committed under the terms of operating leases with various expiration dates up to 2030, primarily for the rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $891,942,000. Minimum lease payments due in the next five years and thereafter are as follows:

	$
2009	155,596
2010	123,762
2011	93,972
2012	76,343
2013	63,983
Thereafter	378,286

The Company entered into long-term service agreements representing a total commitment of $205,382,000. Minimum payments under these agreements due in each of the next five years and thereafter are as follows:

	$
2009	73,462
2010	76,981
2011	32,169
2012	15,380
2013	4,220
Thereafter	3,170

As of April 19, 2007, the Company is committed under the agreement between shareholders of CIA to purchase the remaining 39.31% of shares of CIA by October 1, 2011 (Note 19 b) of 2007 Transactions). As at September 30, 2008 and 2007, 35.34% of shares of CIA remain to be purchased. The purchase price of the remaining shares will be calculated by a formula as defined in the shareholders' agreement.

Notes to the Consolidated Financial Statements
Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

26. Commitments, contingencies and guarantees (continued)

B) CONTINGENCIES

From time to time, the Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company's financial position, results of operations or the ability to carry on any of its business activities. As at September 30, 2008, the Company is involved in claims of approximately $140,000,000 and counterclaims exceeding $160,000,000.

In addition, the Company is engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether the Company's operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination, or reduction in the scope, of a major government project could have a materially adverse effect on the results of operations and financial condition of the Company.

C) GUARANTEES

Sale of assets and business divestitures

In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $67,500,000 in total, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2008. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

Other transactions

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at September 30, 2008, the Company provided for a total of $137,052,000 of these bonds. To the best of its knowledge the Company is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company's consolidated results of operations or financial condition.

In addition, the Company provides a guarantee of $5,900,000 of the residual value of a leased property, accounted for as an operating lease, at the expiration of the lease term. The Company also entered into agreements for a total of $3,875,000 that include indemnities in favour of third parties, mostly tax indemnities.

27. Financial instruments

The Company periodically uses various financial instruments to manage its exposure to foreign currency risk, but does not hold or issue such financial instruments for trading purposes.

FAIR VALUE

All financial assets classified as held-to-maturity or loans and receivables, as well as financial liabilities classified as other liabilities, are initially measured at their fair values and subsequently at their amortized cost using the effective interest rate method. All financial assets and liabilities classified as held for trading are measured at their fair values. Gains and losses related to periodic revaluations are recorded in net earnings.

Notes to the Consolidated Financial Statements

Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

27. Financial instruments (continued)

The Company has made the following classifications:

- Cash and cash equivalents and deferred compensation assets and obligations (Note 25) are classified as held for trading as this reflects management's intentions.
- Accounts receivable, work in progress, balance of sale receivable (Note 7) and funds held for clients are classified as loans and receivables.
- Accounts payable and accrued liabilities, accrued compensation, accrued integration charges (Note 9), long-term debt (Note 10), asset retirement obligations (Note 5), revolving credit facility (Note 10) and clients' funds obligations are classified as other liabilities.

Transaction costs are comprised primarily of legal, accounting and other costs directly attributable to the issuance of the respective financial assets and liabilities. Transaction costs are capitalized to the cost of financial assets and liabilities classified as other than held for trading.

At September 30, 2008 and 2007, the estimated fair values of cash and cash equivalents, deferred compensation assets and obligations, accounts receivable, work in progress, balance of sale receivable, funds held for clients, accounts payable and accrued liabilities, accrued compensation, accrued integration charges, asset retirement obligations, revolving credit facility and clients' funds obligations approximate their respective carrying values.

The estimated fair value of long-term debt, with the exception of Senior U.S. unsecured notes, is not significantly different from its respective carrying value at September 30, 2008 and 2007.

The fair value of Senior U.S. unsecured notes, estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions, is $201,618,000 ($185,462,000 in 2007). The fair value of the forward contracts entered into to hedge the cash repayments of Senior U.S. unsecured notes is $8,758,000 (nil in 2007) (Note 7).

MARKET RISK (INTEREST RATE RISK AND CURRENCY RISK)
Market risk incorporates a range of risks. Movements in risk factors, such as interest rate risk and currency risk, affect the fair values of financial assets and liabilities.

INTEREST RATE RISK
The Company is exposed to interest rate risk on a portion of its long-term debt (Note 10) and does not currently hold any financial instruments that mitigate this risk. A fluctuation of interest rates of 50 basis points will not have a significant impact given the current level of borrowings. Therefore, a sensitivity analysis of the impact of interest rate fluctuations on net earnings and comprehensive income has not been provided.

CURRENCY RISK
The Company operates internationally and is exposed to risk from changes in foreign currency rates. The Company mitigates this risk principally through foreign debt and forward contracts. The Company enters, from time to time, into foreign exchange forward contracts to hedge forecasted cash flows or contractual cash flows in currencies other than the functional currency of its subsidiaries (Note 2). Hedging relationships are designated and documented at inception and quarterly effectiveness assessments are performed during the year.

The Company is mainly exposed to fluctuations in the U.S. dollar and the euro. As at September 30, 2008, the portion of the cash and cash equivalents, accounts receivable, work in progress, accounts payable and accrued liabilities and accrued compensation denominated in U.S. dollars amount to US$83,987,000, US$ 133,930,000, US$117,697,000, US$59,643,000 and US$43,185,000, respectively. Additionally, as at September 30, 2008, the portion of the same items denominated in euros amount to €17,987,000, €17,145,000, €5,591,000, €13,121,000 and €5,127,000, respectively.

Notes to the Consolidated Financial Statements

Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

27. Financial instruments (continued)

The following table details the Company's sensitivity to a 10% strengthening of the U.S. dollar and the Euro on net earnings and comprehensive income against the Canadian dollar. The sensitivity analysis includes foreign currency denominated monetary items and adjusts their translation at period end for a 10% strengthening in foreign currency rates. For a 10% weakening of the U.S. dollar and the Euro against the Canadian dollar, there would be an equal and opposite impact on net earnings and comprehensive income.

	2008	
	U.S. dollar impact	Euro impact
Increase in net earnings	9,761	906
Increase in comprehensive income	108,649	8,324

LIQUIDITY RATE RISK

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due or can do so only at excessive cost. The Company's growth is financed through a combination of the cash flows from operations, borrowing under existing credit facilities, the issuance of debt and the issuance of equity. One of management's primary goals is to maintain an optimal level of liquidity through the active management of the assets and liabilities as well as the cash flows.

As at September 30, 2008, the Company has accounts payable and accrued liabilities and accrued compensation of $339,765,000 and $127,151,000, respectively, due within 12 months. The contractual maturity of long-term debt and the revolving credit facility is presented in Note 10, commitments in Note 26 and asset retirement obligations in Note 5. Employee future benefits are discussed in Note 25, however the nature of employee future benefit obligations does not allow for a detailed aging. The maturity dates of accrued integration charges range between 2 to 9 years.

As at September 30, 2008, the Company is holding cash and cash equivalents of $50,134,000. The Company also has available $1,325,665,000 in unsecured revolving credit facilities and $25,000,000 in demand lines of credit (Note 10). Given the Company's available liquid resources as compared to the timing of the payments of liabilities, management assesses the Company's liquidity risk to be low.

CREDIT RISK

The Company takes on exposure to credit risk, which is the risk that a client will be unable to pay amounts in full when due. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash equivalents, work in progress and accounts receivable.

Cash equivalents consist mainly of highly liquid investments, such as money market deposits (Note 3). None of the cash equivalents are in asset backed commercial paper products. The Company has deposited the cash equivalents with reputable financial institutions, from which management believes the risk of loss to be remote.

Management does not believe that they are subject to any significant credit risk in view of the Company's large and diversified client base. For the year ended September 30, 2008 the Company generated 12.2% of its revenue from the subsidiaries and affiliates of BCE. However, the Company has accounts receivable and work in progress derived from clients engaged in various industries including governmental agencies, finance, telecommunications, manufacturing and utilities that are not concentrated in any specific geographic area. These specific industries may be affected by economic factors that may impact accounts receivable.

On average, the Company will generally have 15% to 20% of accounts receivable that are due beyond normal terms, but are not impaired. The Company determines past due trade receivables with reference to the historical payment terms, type of client and the vertical in which the client operates. The carrying amount of accounts receivable are reduced by an allowance account and the amount of the loss is recognized in the consolidated statement of earnings within costs of services, selling and administrative. When a receivable balance is considered uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited against costs of services, selling and administrative in the consolidated statement of earnings. However, management does not believe that these allowances are significant.

Overall, management does not believe that any single industry or geographic region represents a significant credit risk to the Company.

Notes to the Consolidated Financial Statements

Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

28. Capital risk management

The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth. The main objectives of the Company's risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks. The principal financial risks to which the Company is exposed are described below.

The Company manages its capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the debt and equity balance. At September 30, 2008, total managed capital was $2,440,567,000. Managed capital consists of long-term debt, including the current portion (Note 10), cash and cash equivalents (Note 3) and shareholders' equity. The basis for the Company's capital structure is dependent on the Company's expected business growth and changes in the business environment. When capital needs have been specified, the Company's management proposes capital transactions for the approval of the Company's Audit and Risk Management Committee and Board of Directors. The capital risk policy remains unchanged from prior periods.

The Company monitors its capital by reviewing various financial metrics, including the following:
- Debt/Capitalization
- Net Debt/Capitalization
- Debt/EBITDA

Debt represents long-term debt, including the current portion. Net debt, capitalization and EBITDA are non-GAAP measures. Net debt represents debt (including the impact of the fair value of forward contracts) less cash and cash equivalents. Capitalization is shareholders' equity plus debt. EBITDA is calculated as earnings from continuing operations before income taxes, interest expense on long-term debt and depreciation and amortization. The Company believes that the results of the current internal ratios are consistent with its capital management objectives.

The Company is subject to external covenants on its credit facilities and its Senior U.S. unsecured notes. On the credit facilities, the ratios are as follows:
- A leverage ratio, which is the ratio of total debt to EBITDA for the four most recent quarters.
- An interest and rent coverage ratio, which is the ratio of the EBITDAR for the four most recent quarters to the total interest expense and the operating rentals in the same periods. EBITDAR, a non-GAAP measure, is calculated as EBITDA plus rent expense.
- A minimum net worth requirement, whereby shareholders' equity, excluding foreign exchange translation adjustments included in accumulated other comprehensive loss, cannot be less than a specified threshold.

The ratios for the credit facilities are calculated on a consolidated basis, excluding Innovapost, which is a joint venture.

On the Senior U.S. unsecured notes, the ratios are as follows:
- A leverage ratio, which is the ratio of total debt adjusted for operating rent to EBITDAR for the four most recent quarters.
- A fixed charges coverage ratio, which is the ratio of the EBITDAR to the sum of interest expense plus operating rentals for the period for the four most recent quarters.
- A minimum net worth requirement, whereby shareholders' equity, excluding foreign exchange translation adjustments included in accumulated other comprehensive loss, cannot be less than a specified threshold.

The ratios for the Senior U.S. unsecured notes are calculated based on specific subsidiaries of the Company that represent a significant portion of the Company's consolidated operations.

The Company is in compliance with these covenants and monitors them on an ongoing basis. The ratios are also reviewed quarterly by the Company's Audit and Risk Management Committee. The Company is not subject to any other externally imposed capital requirements.

Notes to the Consolidated Financial Statements

Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

29. Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP

The material differences between Canadian and U.S. GAAP affecting the Company's consolidated financial statements are detailed as follows:

	2008	2007	2006
	$	$	$
Reconciliation of net earnings:			
Net earnings – Canadian GAAP	292,764	236,402	146,533
Adjustments for:			
Stock-based compensation (i)	(4,127)	–	–
Warrants (ii)	(5,721)	1,404	1,405
Reversal of income tax provision (iii)	(7,452)	–	–
Other	584	1,441	1,238
Net earnings – U.S. GAAP	276,048	239,247	149,176
Basic EPS – U.S. GAAP	0.87	0.73	0.41
Diluted EPS – U.S. GAAP	0.86	0.72	0.41
Net earnings – U.S. GAAP	276,048	239,247	149,176
Other comprehensive income (loss)	64,649	(96,850)	(38,440)
Comprehensive income – U.S. GAAP	340,697	142,397	110,736
Reconciliation of shareholders' equity:			
Shareholders' equity – Canadian GAAP	1,999,342	1,818,268	1,748,020
Adjustments for:			
Stock-based compensation (x)	58,411	58,411	58,411
Warrants (ii)	(9,392)	(3,671)	(5,075)
Reversal of income tax provision (iii)	(7,452)	–	–
Unearned compensation (iv)	(3,694)	(3,694)	(3,694)
Integration costs (v)	(6,606)	(6,606)	(6,606)
Goodwill (vi)	28,078	28,078	28,078
Income taxes and adjustment for change in accounting policy (vii)	9,715	9,715	9,715
Other	(6,200)	(6,784)	(8,225)
Shareholders' equity – U.S. GAAP	2,062,202	1,893,717	1,820,624

(i) Stock-based compensation
During fiscal 2008, the Company issued stock options with a three-year graded vesting period and a performance criteria. Under Canadian GAAP, the compensation cost for this type of option has been accounted for on a straight-line basis because the entire award of graded vesting options has a similar expected life. Under U.S. GAAP, the graded vesting method must be used. The adjustment represents the compensation cost difference between using the straight-line and graded vesting method. This adjustment does not have an impact on shareholders' equity.

(ii) Warrants
Under Canadian GAAP, the fair value of warrants issued in connection with long-term outsourcing contracts is recorded as contract costs and amortized on a straight-line basis over the initial contract term. Under U.S. GAAP, the fair value of equity instruments issued was subtracted from the initial proceeds received in determining revenue. The 2008, 2007 and 2006 adjustments reflect the reversal of contract cost amortization, net of income taxes, which is included as a reduction to Canadian GAAP consolidated net earnings.

The 2008 adjustment also includes final determinations from agreements with tax authorities and expirations of statutes of limitations of prior year tax liabilities associated with the issuance of warrants that resulted in the reversal of $7,125,000 in tax liabilities during fiscal 2008. The reversal of this recovery was included as a reduction to Canadian GAAP consolidated earnings.

(iii) Reversal of income tax provision
During fiscal 2008, the Company reversed a one-time income tax provision pertaining to the determination of prior year tax liabilities after final agreement with tax authorities and the expirations of statutes of limitations relating to the AMS acquisition. The reversal of this provision was included as a reduction to Canadian GAAP consolidated earnings. Under U.S. GAAP, the adjustment should have been applied to the goodwill attributable to the acquisition.

45

Notes to the Consolidated Financial Statements
Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

29. Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP (continued)

(iv) Unearned compensation

Under Canadian GAAP, prior to July 1, 2001, unvested stock options granted as a result of a business combination were not recorded. The adjustment reflects the intrinsic value of unvested stock options (see (vi) below) that would have been recorded as a separate component of shareholders' equity for U.S. GAAP purposes. This unearned compensation was amortized over approximately three years, being the estimated remaining future vesting service period.

(v) Integration costs

Under Canadian GAAP, prior to January 1, 2001, certain restructuring costs relating to the purchaser may be recognized in the purchase price allocation when accounting for business combinations, subject to certain conditions. Under U.S. GAAP, only costs relating directly to the acquired business may be considered in the purchase price allocation. This adjustment represents the charge to consolidated net earnings, net of goodwill amortization in 2001, recorded for Canadian GAAP purposes and net of income taxes.

(vi) Goodwill

The goodwill adjustment to shareholders' equity results principally from the difference in the value assigned to stock options issued to IMRglobal Corp. employees. Under Canadian GAAP, the fair value of the outstanding vested stock options is recorded as part of the purchase price allocation whereas under U.S. GAAP, the fair value of both vested and unvested outstanding stock options granted as a result of the business acquisition is recorded. See (iv) above for a further discussion relating to this item.

(vii) Income taxes and adjustment for change in accounting policy

On October 1, 1999, the Company adopted the recommendations of CICA Handbook Section 3465, "Income taxes". The recommendations of Section 3465 are similar to the provisions of SFAS No. 109, "Accounting for Income Taxes", issued by the Financial Accounting Standards Board ("FASB"). Upon the implementation of Section 3465, the Company recorded an adjustment to reflect the difference between the assigned value and the tax basis of assets acquired in a business combination, which resulted in future income tax liabilities. The Company recorded this amount through a reduction of retained earnings as part of the cumulative adjustment. Under U.S. GAAP, this amount would have been reflected as additional goodwill.

(viii) Proportionate consolidation

The proportionate consolidation method is used to account for interests in joint ventures. Under U.S. GAAP, entities in which the Company owns a majority of the share capital would be fully consolidated, and those which are less than majority-owned, but over which the Company exercises significant influence, would be accounted for using the equity method. This would result in reclassifications in the consolidated balance sheets and statements of earnings as at September 30, 2008 and 2007, and for each of the years in the three-year period ended September 30, 2008. However, the differences in the case of majority-owned joint ventures were not considered material and have consequently not been presented (see Note 21). In accordance with practices prescribed by the U.S. Securities and Exchange Commission, the Company has elected, for the purpose of this reconciliation, to account for interests in joint ventures using the proportionate consolidation method.

(ix) Share issue costs

As permitted under Canadian GAAP, the Company's share issue costs are charged to retained earnings. For U.S. GAAP purposes, share issue costs are recorded as a reduction of the proceeds raised from the issuance of capital stock.

(x) Stock-based compensation

Under Canadian GAAP, stock-based compensation cost was accounted for using the fair value based method beginning October 1, 2004. Under U.S. GAAP, the Statement of Financial Accounting Standard ("SFAS") No. 123 (revised 2004), "Share-Based Payment", did not require adoption of this standard until fiscal years beginning on or after June 15, 2005. The 2005 adjustments represent the charge to consolidated net earnings recorded for Canadian GAAP purposes as no such expense was recorded or required under U.S. GAAP. Beginning October 1, 2005, there is no difference between Canadian and U.S. GAAP in connection to stock-based compensation cost.

Notes to the Consolidated Financial Statements

Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

29. Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP (continued)

(xi) Recent and future accounting changes

The FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes", effective for fiscal years beginning October 1, 2007. FIN 48 describes the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet before being recognized in the financial statements. The interpretation also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of this new section did not have a significant impact on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations"("SFAS 141R"), effective for the Company's business combinations occurring after October 1, 2009. SFAS 141R establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51" ("SFAS 160"), effective October 1, 2009. SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent's ownership interest, and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.